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SEC FILE NUMBER
0-20784

CUSIP NUMBER
895919108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Trident Microsystems, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

3408 Garrett Drive

Address of Principal Executive Office (Street and Number)
Santa Clara, California 95054-2803

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Trident Microsystems, Inc. (the “Company”), is unable to file its annual report on Form 10-K (the “10-K”) for the fiscal year ended June 30, 2006 (“Fiscal 2006”) by the prescribed filing date of September 13, 2006, without unreasonable expense or effort, as a result of the following. In May, 2006, the Company commenced a review, through independent counsel, of the company’s practices in administering stock option grants and related accounting. The review is being directed by a special committee established by the Board of Directors, with the assistance of outside counsel. As a result of the special committee’s investigation, the company reached a preliminary conclusion that the actual measurement dates for financial accounting purposes of certain stock option grants issued in the past may have differed from the recorded grant dates of such awards, which may result in additional charges to Trident Microsystems for stock-based compensation expenses.

The special committee is continuing its investigation and has not yet determined the exact magnitude of the additional expenses to be incurred or the specific periods affected. However based on the preliminary findings, the Company expects to record additional non-cash charges for stock-based compensation expense and believes, but has not yet concluded, that it is likely that the Company will need to restate its historic GAAP financial statements. Accordingly, the Company is not in a position to file the 10-K for Fiscal 2006 until the Special Committee has reported the results of its investigation to the Board of Directors, including the amount of the non-cash compensation charges, so that a final conclusion as to the materiality of the non-cash charges to both the previously issued financial statements and the Company’s Fiscal 2006 financial statements can be made in order to conclude as to the need to restate previously issued financial statements.

The Company plans to file its 10-K for Fiscal 2006 as soon as practicable, but does not currently expect that it will be filed on or before the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John S. Edmunds, Chief Financial Officer	(408)	764-8808
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the year ended June 30, 2006, to be reported in the Annual Report on Form 10-K, will reflect changes from the prior fiscal year, unrelated to the causes for the delay described in Part III. On July 26, 2006, the Company issued a press release reporting its results for the quarter and fiscal year ended June 30, 2006, a copy of which was furnished on a current report on Form 8-K on June 26, 2006. Until completion of the review referenced above, however, the Company cannot be certain that these reported results will not change as a result of the review and notes that no determination has been made as to whether the review will result in any impact on the Company’s financial statements.

Trident Microsystems, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 13, 2006	By	/s/ John S. Edmunds
John S. Edmunds Chief Financial Officer